AD 8/1

AD 7/29

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2012
DIVISION OF TRADING & MARKETS



12062320

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horizons Financial Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison Mauro Morgan

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

8/7-26

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDITS OF FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

♦

A Peer Reviewed Member of the American Institute of Certified Public Accountants

♦

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Horizons Financial Investment Corporation as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harrison, Mauro & Morgan, P.A.

February 17, 2012


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

		2,011		2,010
CURRENT ASSETS:				
Cash	$	2,906	$	5,028
Cash, Restricted SDL		10,000		10,000
Investments		13,098		9,492
TOTAL CURRENT ASSETS		26,004		24,520
FIXED ASSETS:				
Computer		4,547		4,547
Accumulated Depreciation		(3,346)		(3,175)
		1,201		1,372
OTHER ASSETS				
Deferred taxes		2,016		2,166
TOTAL ASSETS	$	29,221	$	28,058

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts Payable	$	15,645		15,489
Income taxes payable		520		520
Interest Payable		1,000		1,000
SDL Collateral Payable		10,000		10,000
TOTAL CURRENT LIABILITIES		27,165		27,009
STOCKHOLDERS' EQUITY:				
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000		2,000
Accumulated other comprehensive income		2,052		1,692
Retained (Deficit)		(1,996)		(2,643)
TOTAL STOCKHOLDERS' EQUITY		2,056		1,049
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	29,221		28,058

See Notes to Financial Statements.


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2011	2010
REVENUES		
Commission Income	$ 33,426	$ 30,587
Management/Advisory Income	4,000	2,000
	37,426	32,587
EXPENSES		
Computer Expenses	4,190	3,128
Fees, registrations, etc.	1,759	1,719
Insurance	555	1,080
Interest	1,000	1,000
Depreciation	171	171
Dues and Subscriptions	781	670
Miscellaneous	470	34
Office Supplies and Expenses	102	102
Postage	171	226
Professional fees	6,840	6,330
Rent	9,000	8,000
Repairs and Maintenance	2,305	575
Telephone	2,060	2,115
Training, Seminars, etc.	434	817
Travel and Entertainment	961	804
Utilities	5,261	5,954
TOTAL OPERATING EXPENSES	36,060	32,725
INCOME BEFORE INCOME TAXES	1,366	(138)
PROVISION FOR INCOME TAXES	720	721
NET INCOME (LOSS)	646	(859)
OTHER COMPREHENSIVE INCOME (LOSS) NET OF TAXES		
Unrealized gain (loss) on Investment	360	1,564
NET COMPREHENSIVE INCOME	1,006	705
BASICS EARNINGS PER SHARE	$0.50	$0.35

See notes to Financial Statements.


CPA

The CPA, Never Underestimate The Value.

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		Common Stock		Retained Earnings (Deficit)		Total
Balance at beginning of year	$	2,000		(1,655)	$	345
Net Comprehensive Income - 2010		-		705		705
Balance at end of December 31, 2009	$	2,000	$	(950)	$	1,050
Net Comprehensive Income - 2011		-		1,006		1,006
Balance at end of December 31, 2010	$	2,000	$	56	$	2,056

See Notes to Financial Statements.


CPA

HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,006	$ 705
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	171	171
Deferred taxes	151	201
Net Unrealized Gain/ Loss on investments	(360)	(1,564)
(Increase) Decrease in operating assets:		
Accounts receivable	-	-
Increase (Decrease) in operating liabilities:		
Accounts Payable	156	(946)
Income Taxes Payable		-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,124	(1,433)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	-	-
NET CASH FLOW PROVIDED BY INVESTING ACTIVITIES	-	-
NET DECREASE IN CASH	1,124	(1,433)
CASH AT BEGINNING OF YEAR	15,028	16,461
CASH AT END OF YEAR	$ 16,152	15,028
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$ 1,000	1,000
Income Taxes Paid	$ 520	520

See Notes to Financial Statements.


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of F.I.N.R.A. and S. I. P. C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

Subsequent Events

The Company has evaluated subsequent events through February, 17, 2012, which is the date the financial statements were available to be issued.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011 AND 2010

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable at the balance sheet date represents commissions due from a trade made in the prior year. Any accounts receivable deemed uncollectible are charged to expense in the year of uncollectibility. An allowance for doubtful accounts is maintained based on maturity of accounts receivable.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $9,000 and $8000, was paid for 2011 and 2010, respectively. Lease payments for office equipment were $600 in 2011 and 2010, respectively.


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011 AND 2010

Note B- LEASE COMMITMENTS RELATED PARTY TRANSACTIONS (continued)

$10,944 of accounts payable relate to amounts owed to President for these lease amounts.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010 the Company had net capital of $7,096, and $7,988, respectively. The Company's net capital ratio was 3.69 to 1 for December 31, 2011 and 2.10 to 1 for December 31, 2010.


CPA

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Note E- INCOME TAXES

The provision for income taxes on the income statement consist of the following:

	2011	2010
Federal:		
Current provision	$ -0-	$ -0-
Deferred	100	126
	100	126
State:		
Current provision	570	520
Deferred	50	75
	620	595
	$ 720	$ 721

The company has a net operating loss carry forward of $9,400 for federal and state income taxes that will expire from 2029 - 2030 for federal income tax purposes and 2016-2017 for state income tax purposes.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

	December 31, 2011		
	Cost	Market Value	Unrealized Gain On Investment
Marketable securities	$ 11,046	$ 13,098	$ 2052

	December 31, 2010		
	Cost	Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800	$ 9,492	$ 1,692

This investment is considered a level 1 input in the fair value hierarchy.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2011	2010
Net Capital	$ 2,056	$ 1,049
Deduct: Stockholders' Equity not allowable for net capital	-	-
Total Stockholders' Equity qualified for net capital	2,056	1,049
Add: Subordinated borrowings allowable in computation for net capital	10,000	10,000
Other allowable credits	-	-
Total Capital and allowable subordinated liabilites	12,056	11,049
Deductions and/or Charges:		
Total nonallowable assets from Statement of Financial Condition	(3,217)	(1,372)
Net Capital before haircuts on security positions	8,839	9,677
Haircuts on Securities	(1,743)	(1,689)
Net Capital	7,096	7,988


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation

In planning and performing our audit of the financial statements of Horizons Financial Investment Corporation, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of indebtedness (or aggregate debits) and net capital rule under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA
The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

Company has responsibility are safeguarded against loss form unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrison, Mauro & Morgan, P.A.
Burlington, NJ
February 17, 2012


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

February 17, 2012

Board of Directors
Horizons Financial Investment Corporation

RE: Financial and Operational Combined Uniform Single (Focus) Report, Form X-17A-5, Parts IIA and III, and Schedule I, January 1, 2001 to December 31, 2001

Gentlemen:

The annual audited Financial and Operational Combined Uniform Single (FOCUS) Report, Form X-17A-5, Parts IIA and III, and Schedule I for the period beginning January 1, 2011 and ending December 31, 2011 does not differ materially from the unaudited reports filed for the same period.

Harrison, Mauro & Morgan, P.A.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233